FORM 51-102F3 MATERIAL CHANGE REPORT

1.	Name and Address of Company
Zodiac Exploration Inc., formerly Peninsula Resources Ltd. (“New Zodiac”) Suite 400 - 1324 - 17th Avenue Calgary, Alberta T2T 5S8

2.	Date of Material Change
September 28, 2010.

3.	News Release
A press release was disseminated on September 29, 2010 via Marketwire.

4.	Summary of Material Change
New Zodiac and Zodiac Exploration Corp. (“Zodiac”) announced that on September 28, 2010, they completed their previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated August 19, 2010. Pursuant to the Arrangement, New Zodiac acquired all of the issued and outstanding shares of Zodiac (the “Zodiac Shares”). Under the Arrangement, former Zodiac common shareholders received 1.45 New Zodiac common shares, with certain resale restrictions, for each Zodiac common share held and 1.45 New Zodiac common shares for each Zodiac Class “A” Share held (the “Consideration”).

5.	Full Description of Material Change
New Zodiac and Zodiac are pleased to announce that on September 28, 2010, they completed their previously announced plan of arrangement (the “Arrangement”) pursuant to an arrangement agreement dated August 19, 2010. Pursuant to the Arrangement, New Zodiac acquired all of the issued and outstanding shares of Zodiac (the “Zodiac Shares”). Under the Arrangement, former Zodiac common shareholders received 1.45 New Zodiac common shares, with certain resale restrictions, for each Zodiac common share held and 1.45 New Zodiac common shares for each Zodiac Class “A” Share held (the “Consideration”).
Prior to the completion of the Arrangement, Zodiac completed a brokered private placement (“Private Placement”) for aggregate gross proceeds of $50 million, through the issuance of subscription receipts (the “Subscription Receipts”). Each Subscription Receipt entitled the holder to one Zodiac Class “A” Share without payment of additional consideration immediately preceding the closing of the Arrangement. In connection with completion of the Arrangement, the Subscription Receipts were deemed exercised and holders thereof were issued one Zodiac Class “A” Share for each Subscription Receipt held and the escrowed Subscription Receipts proceeds were released to Zodiac.

For further information regarding the details of the Arrangement, please refer to the news releases dated June 3, 2010, June 18, 2010, July 5, 2010, August 20, 2010 and September 3, 2010 and the joint management information circular of Zodiac and New Zodiac dated August 27, 2010, all filed on SEDAR at www.sedar.com.

The Arrangement was approved at an annual and special meeting of the securityholders of Zodiac held on September 28, 2010. The Court of Queen’s Bench of Alberta also granted a final order approving the Arrangement on September 28, 2010. As part of the Arrangement, a wholly owned subsidiary of New Zodiac and Zodiac were amalgamated and continued as Zodiac Exploration Corp. Also, in connection with the Arrangement, New Zodiac continued its domicile from the Province of British Columbia to the Province of Alberta and changed its name to Zodiac Exploration Inc. (“New Zodiac”).

The directors and officers of New Zodiac are now comprised of Murray Rodgers, President, CEO and Director; Louisa DeCarlo - COO; Randy Neely – CFO; Douglas Allen – Director; Robert Cross – Director; Gary Guidry – Director; Stanley Clay Robinson –Director/Chairman; and Jacob Hoeppner - Corporate Secretary.

As a result of the Arrangement, New Zodiac has approximately 317,383,628 New Zodiac Common Shares outstanding and has reserved for issuance 9,748,834 New Zodiac Common Shares pursuant to stock options, 10,150,000 New Zodiac Common Shares pursuant to performance warrants, and 77,770,061 New Zodiac Common Shares pursuant to warrants.

Of these securities approximately 33,705,570 New Zodiac Common Shares, stock options for the issuance of 6,851,250 New Zodiac Common Shares, performance warrants for the issuance of 10,150,000 New Zodiac Common Shares and warrants for the issuance of 9,419,334 New Zodiac Common Shares, which comprise securities held by insiders and their affiliates, were placed in escrow pursuant to the TSX Venture Exchange policies.

New Zodiac also clarified the Principal Shareholders ownership information provided in the Joint Information Circular. As of September 28, 2010 Prudential Jennison Natural Resources Fund, Inc. holds 33,790,800 common shares in New Zodiac, representing approximately 10.6% of the total outstanding shares of New Zodiac.

6.	Reliance on Section 7.1(2) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
The name and business number of the executive officers of Zodiac who are knowledgeable about the material change and this report are:

Randy Neely
Chief Financial Officer
T: (403) 444-7848

9.	Date of Report
October 4, 2010.